SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Raises US $20 Million for Clinical Trial Expansion

ITEM 1

Prana Raises US $20 Million for Clinical Trial Expansion

Melbourne, Australia - April 28, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) announced today that it entered into definitive agreements with new institutional investors for the purchase of US $20 million of securities through the sale of 4 million ADR’s at US$5.00 per ADR. These agreements also involve the acquisition by the investors of five-year warrants to purchase an additional 3 million ADR’s at an exercise price of US$8.00 per ADR. If exercised, these warrants would raise an additional US$24 million for the Company. The transaction is expected to close upon shareholder approval, which is expected to be obtained promptly.

The placement was made to institutional and professional investors in the US, led by OrbiMed Advisors and Xmark Funds. Rodman & Renshaw, LLC acted as the placement agent for the transaction.

Geoffrey Kempler, Executive Chairman of Prana, said, “These additional funds will allow us to independently fund further trials of our MPAC technology, which has shown early promise as a potential treatment for Alzheimer’s disease in clinical trials. We intend to accelerate the development of PBT-2, our `second-generation’ product, into clinical trials planned for later this year.”

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

For more information contact:

Company	Media and Investor, US	Media, Australia
Geoffrey Kempler, Prana +61 (3) 9690 7892	Ivette Almeida and Steven Silver 212-983-1702 ext. 209 and 212 ivette.almeida@annemcbride.com silver@annemcbride.com	Kate Mazoudier +61 1 3 866 4722 kmazoudier@bcg.com.au

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: April 28